Via EDGAR Transmission
----------------------

Ms. April Sifford
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010



19th October 2006


BG Group plc
Form 20-F for the Fiscal Year Ended December 31, 2005
Forms 6-K for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006 (File No. 1-9337)


Dear Ms. Sifford,

We are writing in response to your letter of September 27, 2006, containing comments with respect to the Form 20-F Report of BG Group plc ('BG Group') for the fiscal year ended December 31, 2005 (the 'Form 20-F') and the Forms 6-K for the fiscal quarters ended March 31, 2006 and June 30, 2006. For your convenience, we have repeated your comments along with our reply. Capitalised terms used in this letter without definition are used as defined in the Form 20-F. Page references made in this letter, unless otherwise indicated, are to pages in our Annual Report and Accounts 2005 (attached as exhibit 15.2 to the Form 20-F).

Form 20-F for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Annual Report and Accounts 2005
-------------------------------

Operating Results, page 22
--------------------------

1. We note that your E&P group sells about 70% of its UK gas production under various contracts that are not on a short-term basis. Tell us the nature and terms of these contracts, and how you account for them. In particular, address any material contract terms that have significant impact with regard to your revenue recognition policies.

     BG Group sells gas in the UK market under contracts which may be over one year in duration. Within these contracts, volumes are generally expressed in daily and annual contract quantities. These quantities generally must be purchased by the counterparties within the defined timescales. The price obtained under these contracts is set at the beginning of the contract and is generally adjusted annually according to a pre-agreed formula.

     Revenue is recognised under all of these contracts in accordance with IAS 18 paragraph 14, in particular when the risks and rewards of ownership of the gas have been transferred to the buyer and the amount of revenue can be measured reliably. This happens when the counterparty takes title to the gas and is measured based on the quantity delivered at the applicable contract price. While there are take or pay provisions within some of these contracts, we do not recognise revenue until the gas is physically delivered. This is in line with our accounting policy on Revenue Recognition, disclosed in our Principal accounting policies on page 64. Since revenue is recognised on this objective basis (transfer of title) revenue recognition on these contracts is straightforward and is not affected by any other contract terms.

2. We note the disclosure "unit lifting costs per BOE" and "unit operating expenditure per BOE". Please identify and disclose the following regarding this information:

     o    The source of the data used,

     Unit lifting costs per BOE are calculated by taking Production costs shown on page 132 less insurance and tariff Costs (not separately identified), and production shown on page 133. The calculation for 2005 was therefore:

            Production costs (p132) - insurance costs - tariff Costs
            --------------------------------------------------------
                      Total mmboe gas, oil & liquids (p133)

          = (pound)332,000,000 - (pound)9,000,000 - (pound)105,000,000
            ----------------------------------------------------------
                                 183,800,000 boe

                              =(pound)1.19 per boe

     Unit operating expenditure per BOE can be calculated by taking Production costs and royalties (Other operating costs) shown on page 132 and production shown on page 133. The calculation for 2005 was therefore:

             Production costs (p132) + Other operating costs (p132)
             ------------------------------------------------------
                      Total mmboe gas, oil & liquids (p133)

                    = (pound)332,000,000 + (pound)75,000,000
                      --------------------------------------
                                 183,800,000 boe

                              =(pound)2.21 per boe

     We provided a definition of 'Annual unit operating cost' in Definitions on page 153.

     In future filings we propose to include a definition of unit lifting costs per boe in the same way as we currently do for unit operating costs.

     o    How management uses these measures,

     Management uses these ratios to monitor the overall operating efficiency of producing assets. Unit operating expenditure per BOE is useful as an indicator of the total unit cost of operating our producing E&P assets and we believe that investors find this information useful since our E&P business is essentially a commodity business. Unit lifting costs per BOE focuses on production costs in the field and excludes tariff, insurance and royalty costs.

     o    The limitations of the measures

     These ratios focus on a particular group of historical costs and at a company level they represent an average of a number of fields which may have different cost structures. Their usefulness is therefore primarily limited to backward-looking information at a company aggregate level.

     o Whether the measures are comparable to other like measures disclosed by other companies.

     These ratios are used by management to measure performance over time and we believe that they are useful as they allow investors to do the same. We believe that the information we disclose about our Unit operating expenditure is comparable with like measures disclosed by other companies. In addition, we disclose unit lifting costs as we believe that this is also useful to investors.

3. On a related note, tell us whether you consider these measures to be non-GAAP measures, as defined by Item 10(e)(2) of Regulation S-K. If you do consider them non-GAAP measures, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii). If it is determined that it is appropriate to disclose the non-GAAP measures in Commission filings, provide the disclosure required by Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at

     http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
     ---------------------------------------------------------

     We do not consider the ratios unit lifting costs per BOE and unit operating expenditure per BOE to be non-GAAP measures. We believe that they fall within the exclusion described in Item 10(e)(4)(ii); that is they are ratios or other statistical measures calculated using exclusively financial measures calculated in accordance with IFRS.

Cash flow before financing, page 26
-----------------------------------

4. We note the disclosure "cash flow before financing costs". Tell us whether you consider this disclosure a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K. If so, provide the disclosure required by Item 10(e)(1)(i). In addition, in your response, please describe how management uses this measure and why you believe it is useful information to an investor.

     Cash flow before financing costs is a subtotal obtained from GAAP measures identified in the Group's cash flow statement on page 70 and is clearly captioned as an item which is before cash flows associated with the Group's financing. As such, we do not believe it is a non-GAAP measure. It was used to provide a tabular presentation of the cash flows discussed in the narrative in the Financial Review. In this narrative section, the cash flows associated with financing are clearly identified. Cash flow before financing provides investors with information on the cash flows available for dividends, interest payments, share repurchases and debt servicing, which we believe they find useful.

Principal Accounting Policies
-----------------------------

Revenue Recognition, page 64
----------------------------

5. Disclose your revenue recognition policies for gas sales under long-term contracts discussed on page 22, as required by International Accounting Standard (IAS) Number 18, paragraph 35.

     Our principal accounting policy for revenue recognition on page 64 states that 'revenue associated with exploration and production sales (of crude oil and petroleum products) is recorded when title passes to the customer.'

     Petroleum products include natural gas and this policy therefore covers gas sales. As noted in response to Question 1 above, revenue in respect of gas sold under long-term contractual arrangements is recognised when title to the gas passes to the customer. It should be noted that the stage of completion method of revenue recognition referred to in IAS 18 paragraph 35 is not applied to these arrangements. As such, we consider that the accounting policy set out on page 64 adequately discloses the revenue recognition policy for such sales.

Exploration Expenditure, page 64
--------------------------------

6. You have disclosed your policy with regard to impairment testing is performed at the cash generating unit level under IFRS. Tell us if any difference in impairment amounts recognized under IFRS resulted from this analysis performed at the cash generating unit level as compared to the grouping of long lived assets to be held and used under U.S. GAAP, specifically Statement of Financial Accounting Standards (SFAS) 144, paragraphs 10 through 14. If impairments recognized under these standards differ, please expand and revise the disclosures in your footnote 21 discussion of U.S. Generally Accepted Accounting Principles (GAAP) to address them. In your response, please also identify any reversals of prior impairment amounts that have been recognized in the financial statements presented under IFRS.

     While there are differences in the level at which impairment on exploration expenditure is assessed under IFRS and US GAAP, these differences did not result in any difference in amounts recognised for impairment under IFRS and US GAAP. No impairments were recognised in respect of exploration assets under either IFRS or US GAAP.

     No reversals of prior impairment amounts were recognised in the financial statements prepared under IFRS.

Commodity Instruments (from January 1, 2005), page 65
-----------------------------------------------------

7. We note certain gas contracts and related derivative instruments associated with the purchase and re-sale of third-party gas are presented on a net basis in the financial statements. Please provide an example of such arrangements and how they are accounted for under IFRS. In addition, please tell us if or how these arrangements differ from buy-sell arrangements under US GAAP and the differences, if any, in accounting for such arrangements under the guidance of EITF 04-13.

     Gas contracts for the purchase and re-sale of third-party gas are presented on a net basis in the financial statements. An example of such an arrangement is the forward sale of gas, whereby gas is bought on the short-term market and re-sold within a day, week or month.

     Under the provisions of IAS 39 paragraphs 5 and 9 and FAS 133 paragraphs 6 and 9 such transactions meet the definition of a derivative instrument. Prior to the physical receipt or delivery of the gas these contracts are recorded on the balance sheet at fair value with subsequent movements in fair value recorded within "Other operating income". The profit or loss realised on the physical purchase and sale of the third party gas is presented net within "Other operating income".

     EITF 04-13 considers buy-sell arrangements as transactions for the purchase and sale of inventory entered into concurrently, or in contemplation of one another, with the same counterparty. The third-party gas purchase and re-sale activities undertaken by BG Group are primarily executed through brokers and there is no contemplation of the counterparty used. Accordingly, these arrangements are not buy-sell arrangements under US GAAP. We also note that arrangements for the purchase and sale of inventory that are accounted for as derivatives under FAS 133 are excluded from the scope of EITF 04-13.

     As part of our 20-F filing for 2005 we considered the impact of EITF 04-13 and concluded that the Consensus had no impact on our current accounting practice (see US Generally Accepted Accounting Principles - New US GAAP Standards, page 115).


Note 2 - Segmental Analysis and Results Presentation, page 71
-------------------------------------------------------------

8. We note your disclosure of "Business Performance" on a segment basis and discussion of such presentation on a segment basis to provide readers with a more clear and consistent understanding of your performance under requirements of IAS 14. However, we also note you have disclosed and discussed this measure throughout your filing, outside of the disclosure requirements of IAS 14, on a consolidated basis. Please note we believe the presentation of business performance on a consolidated basis is subject to the provisions of Item 10(e) of Regulation S-K. We refer you to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003 for further guidance. It remains unclear whether the disclosure of business performance on a consolidated basis is permissible under Item 10(e)(ii). Supplementally tell us why you believe the presentation of this non-GAAP financial measure meets the provisions of
     Item 10(e) and identify where you have provided the required disclosures within the filing. In your response please address the items discussed in Questions 8 and 9 of the Frequently Asked

     Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003.

     As part of our 20-F filing for 2005, we considered the disclosure of Business Performance on a consolidated basis and concluded that it was subject to the provisions of Item 10(e) of Regulation S-K.

     We consider the disclosure of Business Performance on a consolidated basis to be permissible under Item 10 (e)(1) (ii) and can be assessed against the criteria set out in that section as follows:

     Sub paragraph (A) prohibits registrants from excluding charges or liabilities that require, or will require, cash settlement absent an ability to settle in another manner, from a non-GAAP liquidity measure. We believe that this does not prevent the presentation of Business Performance since it is not a liquidity measure.

     Sub paragraph (B) does not allow registrants to 'adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.' We do not describe Business Performance as excluding non-recurring items and recognise that disposals and re-measurement gains and losses could be considered as recurring.

     Furthermore, we note that the answer to Question 8 from the Frequently Asked Questions states that there is no per se prohibition against removing a recurring item, whilst recognising that companies must meet the burden of explaining the usefulness of any such measure. We consider that a full explanation of the usefulness of Business Performance is provided on Page 152 of the filing. Our discussion on page 152 describes what is excluded from Business Performance and the substantive reasons why management believes exclusion of these items provides investors with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business and the underlying economic substance behind that belief. In particular, we note on page 152 that the use of Business Performance best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses. In addition, it allows separate disclosure of gains and losses associated with the disposal of non-current assets and impairments of non-current assets to provide a clearer understanding of the results for the period. We also explain why the exclusion of disposals provides a 'clearer understanding of the results for the period.'

     The measures discussed and disclosed throughout the filing are also consistent with the way we present the underlying performance of the business in our quarterly earnings releases. As well as being useful to investors, we know that analysts also find this measure helpful since we provide more rather than less disclosure by disaggregating and separately explaining these components of the income statement.

     Business Performance is also one of the primary measures used by management in its management of the Group.

     As Business Performance is not used on the face of the annual financial statements or another note to the annual financial statements other than
     Note 2 'Segmental Analysis and Results Presentation' we do not consider its presentation to contravene the requirements of sub paragraph (C). We believe that Business Performance on a consolidated basis is permissible within the context of segmental reporting as we have presented it in Note 2, on the basis that the consolidated segment profit or loss measure is presented to meet the reconciliation requirements within segmental reporting, as clarified in Question 21 of the Frequently Asked Questions.

     Nor do we consider the presentation of Business Performance to be prohibited by either sub paragraph (D) or (E) as it is presented neither in the context of Pro forma financial information nor is it either titled or described in a way which could cause it to be confused with a GAAP financial measure.

     In recognition of the use of a non-GAAP measure, we believe we have provided the information required by Regulation S-K 10(e)(1)(i). A reconciliation to GAAP has been provided in Note 2. Equal prominence has also been given to both GAAP and non-GAAP measures in the 2005 highlights under clearly labeled captions shown on the inside front cover and the profit for the year table shown in the Financial Review on page 24. As explained above, a detailed explanation for management's reasons for, and the underlying economic substance behind, using the non-GAAP measures is set out on page 152. Furthermore, note references on each of the pages where these non-GAAP measures appear direct the reader to the quantitative reconciliations to GAAP and qualitative explanations of these measures.

9. Please explain why the geographic areas identified in your segmental analysis presented in Note 2 differ from the geographic areas reported in the supplemental information regarding proved reserves on page 128. In your response, please also address why you have combined Egypt with the Atlantic Basin geographic area.

     Paragraph 31 of IAS 14 describes how geographic segments should be selected for external reporting. In particular, it states that the segments should be those organisational units for which information is provided to the board of directors and to the chief executive officer for the purpose of evaluating the unit's past performance and for making decisions about future allocations of resources. The geographic segments disclosed in Note 2 are in line with this guidance.

     For the purposes of additional reporting of E&P activities only, disclosures were made, as required, in accordance with FAS 69. Paragraph 12 of FAS 69 requires reserves of oil and gas to be separately disclosed for an enterprise's home country and each foreign geographic area in which significant reserves are located. FAS 69 states: 'Foreign geographic areas are individual countries or groups of countries as appropriate for meaningful disclosure in the circumstances.'

     Accordingly, we identified the UK (the Group's home country) as one of the reportable geographic areas. In addition, we selected foreign geographic areas disclosed in the supplementary information which grouped reserves to reflect the nature of markets for BG Group's proved gas and oil reserves in these countries. In particular, a large proportion of the gas reserves located in Egypt is used to supply the Atlantic Basin market via our LNG projects in Egypt.

     Additional disclosure on the reasons for the geographic presentation adopted for reserves was provided in Form 20-F for 2004, as an introductory paragraph to the Supplementary information and is included below for information.

     'BG Group's strategy aims to connect competitively priced gas to high value markets. Hydrocarbon reserves, and gas in particular, are developed in relation to the markets which they are intended to supply. Based on the above, the information below is disclosed on the basis of the following geographic areas: (i) the United Kingdom, (ii) Atlantic Basin, (iii) Asia and the Middle East, and (iv) Rest of the World. The countries in the Atlantic Basin and Asia and the Middle East geographic areas are grouped to reflect the nature of markets for BG Group's proved gas and oil reserves in those countries.

     The allocation of the countries within these areas is:
     Atlantic Basin - Canada, Egypt, Trinidad and USA
     Asia and the Middle East - India, Kazakhstan, Thailand, Israel and the Areas of Palestinian Authority
     Rest of the World - Bolivia, Brazil, Italy, Mauritania, Norway, Spain, Tunisia and Venezuela.'

Note 12 - Other Intangible Assets, page 86
------------------------------------------

10. We note you have recorded (pound)340 m in unproved oil and gas reserve expenditures during fiscal year 2004 that relates to the acquisition of a subsidiary. Please expand your disclosures to describe the nature of this amount or tell us where such disclosure is currently located within the document.

     IFRS 3 paragraph 66 requires disclosures of business combinations that were effected during the period or between the balance sheet date and the approval of the financial statements to enable users to evaluate the nature and financial effect of these business combinations. Accordingly, no information in respect of 2004 acquisitions was included in our 2005 20-F.

     We provided more detail on the nature of the assets acquired through the acquisition of subsidiaries in the 20-F filing in 2004. Note 14 of these Financial Statements provided the required disclosures under FRS 6 paragraphs 21 to 35 (UK GAAP). An extract from the 2004 20-F is attached as Appendix 1 for ease of reference.

     The fair values of the assets and liabilities acquired were restated on adoption of IFRS in 2005. Details of these restatements were provided in
     Note 33 (page 119) of the 2005 Financial Statements.

11.  We note the use of the term "backfill". Define what this term means.

     BG Group's business includes a number of long term contractual commitments requiring multiphase developments over the period of the commitments. The term "backfill" is used on three occasions in Note 12, as follows:

        - Rosetta                       Backfill to existing gas sales agreement
        - Buzzard N. Terrace (UK)       Backfill to existing development
        - Palo Marcado (Bolivia)        Planned backfill to existing gas sales
          agreement

     Long-term sales or infrastructure agreements often require phased development to optimise use of the contractual arrangement. Hence, where the commitments can be met currently from existing fields, the development of discovered fields is deferred until existing sources decline and sales contract or infrastructure capacity becomes available.

     The term "backfill" is used to describe reserves that will refill or replace existing resources or capacity, or satisfy existing commitments. Gas produced from Rosetta and Palo Marcado will be used to meet existing gas sales contractual commitments when the current gas source depletes. For Buzzard N. Terrace, the hydrocarbons produced from the future development will utilise infrastructure capacity which will become available as existing sources decline.

     Although we believe this term is generally understood, we propose to include a definition of backfill in future filings.

12. Please reconcile the amounts reported in the roll forward of activity in other intangible assets during fiscal years 2005 and 2004 with the gross exploration expenditures presented at the bottom of the table on page 22.

     The main reconciling item in 2005 and 2004 between the roll forward of activity in other intangible assets and the gross exploration expenditures reported on page 22 relates to the exploration spend on the North Caspian PSA disposal group in Kazakhstan.

     During 2003, BG Group announced its agreement to sell its interest in the North Caspian PSA with the disposal being completed in April 2005. During 2004 and 2005 the disposal group was classified as held for sale and accounted for in accordance with IFRS 5. Exploration expenditures capitalised against the disposal group of (pound)60 million in 2005 and (pound)150 million in 2004 were recorded on the balance sheet within "Assets classified as held for sale" and not "Other intangible assets". The expenditures were however included in the gross exploration measure included in the table on page 22. We included reference to the treatment of these exploration costs in footnote (a) to the Capital Investment table on page 25 and footnote (b) to the Costs Incurred in Gas and Oil activities table on page 131.

     There was an additional reconciling item in 2004 which related to the acquisition of a further 40% interest in the Rosetta gas field in Egypt. The "Other intangible assets" roll forward includes (pound)4 million in relation to intangible assets acquired; we do not classify acquired exploration assets as exploration expenditure and hence this amount is not included in the gross exploration measure presented on page 22.

     The tables below show the reconciliation of capitalised exploration reported in the roll forward of "Other intangible assets" on page 86 to the gross exploration measure presented on page 22.

     OTHER INTANGIBLE ASSETS page 86
     (extract)                                       Expenditure on unproved gas
                                                          and oil reserves
     ---------------------------------------------------------------------------
                                                        2005             2004
                                                      (pound)m         (pound)m
     ---------------------------------------------------------------------------
     Cost as at 1 January                                519              158
     ---------------------------------------------------------------------------
     Additions                                           165              116
     ---------------------------------------------------------------------------
     Acquisition of subsidiary undertakings                -              340
     ---------------------------------------------------------------------------
     Disposals and transfers                            (212)             (92)
     ---------------------------------------------------------------------------
     Currency translation adjustments                     60               (3)
     ===========================================================================
     Cost and net book value as at 31 December           532              519
     ===========================================================================


     RECONCILIATION TO GROSS EXPLORATION EXPENDITURE
     ---------------------------------------------------------------------------
     Other intangible additions (as above)               165              116
     ---------------------------------------------------------------------------
     Add:  Exploration expenditure on North
     Caspian PSA disposal group classified                60              150
     as held for sale
     ---------------------------------------------------------------------------
     Less:  Intangible assets  acquired on
     Rosetta field not classified as an                    -               (4)
     exploration expenditure
     ===========================================================================
     Capitalised exploration expenditure                 225              262
     (page 22)
     ===========================================================================
     Other exploration expenditure expensed to           111               74
     profit/loss
     ===========================================================================
     Gross exploration expenditure (page 22)             336              336
     ===========================================================================


Note 23 - Provisions for Other Liabilities and Charges, page 96
---------------------------------------------------------------

13. Tell us why you have not recorded any new charges in decommissioning costs during fiscal years 2005 and 2004. We would expect new decommissioning obligations to be incurred as new activity is performed each year. For example, as new wells are drilled or other exploration and development activity is performed. In addition, in your response, please tell us how you have accounted for the decommissioning costs associated with MetroGAS upon deconsolidation of its financial results. We may have further comment after reviewing your response.

     We operate under various contractual arrangements and legal frameworks in a number of countries. Decommissioning obligations, whether legal or constructive, do not arise in a number of our material operations.

     When new obligations arise as a result of new wells or other facilities in operations where a legal or constructive obligation arises these are treated as adjustments to the existing provision for that field or facility. Where an obligation arises for a new field, this is reported as an addition to provisions and is disclosed separately, where material. In 2005 such additions amounted to (pound)5m (2004: (pound)5m), and were combined with "transfers and other adjustments".

     We made no provision for decommissioning costs associated with MetroGAS because BG Group had no present obligation (legal or constructive) to incur such costs. Such obligation is a pre-condition for making a provision under IAS 37, paragraph 14. Similarly, FAS 143, paragraph 2 states that the provisions it contains relate specifically to legal and constructive obligations associated with the retirement of a tangible long-lived asset.


Note 27 - Commitments and Contingencies
---------------------------------------

F - Legal Proceedings, page 100
-------------------------------

14. Please expand your disclosure of the dispute between First Gas Power Corporation and Siemens to provide the information required by IAS 37, paragraphs 84-89, with regard to the suspension of liquidating damages to which Siemens is entitled.

     As at 31 December 2005, the principal point at issue, namely FGPC's claim for (pound)62 million of liquidated damages, had already been decided in FGPC's favour as noted in the disclosure. In addition, the tribunal had already awarded Siemens certain extensions of time which would have entitled them to the suspension of FGPC's claim for liquidated damages had those extensions of time exceeded a specified number of days. However, the extensions of time awarded to Siemens were not sufficient to prevent FGPC from being awarded its liquidated damages claim in full. Accordingly, Siemens only claim at that point was for the costs associated with the extensions of time that were granted. That issue, together with FGPC's counterclaim for defective works, was finally resolved when the tribunal issued its final award on 21 April 2006. In that award, Siemens was awarded (pound)5 million in respect of the costs associated with the delays for which they were granted extensions of time and FGPC was awarded (pound)6 million in respect of its counterclaim. Subsequently, the parties have agreed that Siemens will pay FGPC (pound)6 million in full and final settlement of all outstanding claims, including FGPC's costs.

     Given the status of this dispute at 31 December 2005, it was not a matter that was required to be disclosed pursuant to Item 8.A.7 of Form 20-F. This voluntary disclosure was therefore made simply by way of an update to the disclosure made in BG Group's 2004 20-F.

     Turning to the information required by IAS 37, no provisions were recognised at the balance sheet date in respect of this dispute. As such the requirements of paragraph's 84 and 85 are not applicable.

     Paragraph 86 of IAS 37 requires that, unless the possibility of any outflow in settlement is remote, the following is disclosed for contingent liabilities:

     (a) an estimate of its financial effect, measured under paragraphs 36-52;

     (b) an indication of the uncertainties relating to the amount or timing of any outflow; and
     (c) the possibility of any reimbursement.

     Where an inflow of economic benefits is probable, paragraph 89 further requires a brief description of the nature of the contingent assets at the balance sheet date, and where practicable an estimate of their financial effect.

     Given the status of this dispute as at 31 December 2005, we assessed the possibility of any outflow in respect of this matter as being remote. Accordingly, we believe that the disclosures given on page 100 satisfied the requirements of IAS 37 within the context of the overall uncertainty of a tribunal ruling.

     Although this dispute has now been resolved, we intend to provide a further update in the 2006 Annual Report and Accounts which will describe how this matter was finally resolved.


Note 30 - Notes to the Consolidated Cash Flow Statement, page 107
-----------------------------------------------------------------

15. IAS 7, paragraphs 18 and 20 state cash flows from operating activities reported using the indirect method should be presented by adjusting profit or loss. Tell us why you believe your starting point of "Operating profit before share of results from joint ventures and associates" meets this requirement.

     We believe that since profit or loss is not defined within IAS 7 this allows preparers a certain amount of flexibility around the starting point of the cash flow statement. Our starting point of "Operating profit before share of results from joint ventures and associates" was selected as this reduces the number of items to be adjusted for to arrive at operating cash flow. It is also clearly identified on the face of the income statement.

     With 2005 being the year of first time adoption of IFRS in Europe, many companies have had to interpret and apply IFRSs concurrently with the emergence of what constitutes common practice. As a result we note there have been differing interpretations of IAS 7 among first time adopters. It now appears a common interpretation of profit or loss in the context of IAS 7 which has emerged following the first full year of IFRS is "Profit before tax" and we intend to use this as the starting point for the cash flow statement in our future filings.

Note 31 - U.S. Generally Accepted Accounting Principles
-------------------------------------------------------

g), page 111
------------

16. With regard to liquidating damages, tell us what specific IAS standard you are relying upon to justify this accounting treatment.

     In considering the appropriate accounting treatment for liquidated damages under IFRS, we had regard to the following accounting standards:

          o IAS 18 paragraph 7 defines revenue as the gross inflow of economic benefits during the period arising in the ordinary course of business when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

          o IAS 16 paragraphs 65 and 66 indicate that any payments of compensation received from third parties in respect of impairments or losses of property, plant and equipment are separate economic events and should be included in determining profit or loss when they become receivable.

     The liquidated damages received by BG Group represent contractual compensation from a third party for a loss of operating revenue suffered by the Group. In accordance with the above standards, once we were satisfied that these amounts could be reliably measured and that it was probable that the economic benefit would be received; the amounts were recognised as revenue.

i), page 112
------------

17. We note that the gain on the deconsolidation of MetroGAS will not be recognized for U.S. GAAP until all conditions precedent to the restructuring plan are resolved. Tell us what U.S. accounting standard you are relying on as the basis for this treatment. We may have further comment.

     We performed a detailed review of applicable guidance before arriving at our conclusion on the appropriate US GAAP treatment of the gain on deconsolidation recognised under IFRS. The conclusion took account of a number of standards.

     FAS 94, paragraph 15(d) amends APB Opinion 18 to clarify that the limitations it contains on the application of consolidation accounting should also be applied as limitations to the use of the equity method. GASA and MetroGAS were therefore accounted for using the cost method at 31 December 2005, pending final regulatory approval of the restructuring. APB 18, paragraph 19(l) prohibits losses on an investment in an entity which ceases to be equity accounted and is carried prospectively under the cost method from being reversed. In practice, the same treatment is applied to subsidiaries which are deconsolidated. We therefore concluded that the gain recognised on deconsolidation under IFRS could not be recognised in income under US GAAP as at 31 December 2005.

     We noted also that both FAS 15, paragraph 6 and FAS 140, paragraph 16 contain similar requirements in respect of gains from troubled debt restructurings and extinguishment of financial liabilities, respectively, namely that a gain should not be recognised until a debt restructuring is consummated or a liability fully extinguished by completion of all precedent requirements.

     Based on the above considerations, we concluded that it would not be in accordance with US GAAP to recognise the gain in income whilst regulatory approval was outstanding and it was therefore deferred as a single item within current liabilities at 31 December 2005.

                                      *****

Pursuant to the Staff's request, we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;
     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
     o we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in their review of our filing or in response to the Staff's comments on our filing.

Please do not hesitate to call our Chris O'Shea with respect to this response on +44 118 929 3633 or Pamela Gibson of Shearman & Sterling LLP on +44 20 7655 5006.

Yours sincerely,



/s/ Ashley Almanza


Ashley Almanza
Chief Financial Officer
For and on behalf of BG Group plc


cc:  U.S. Securities and Exchange Commission
     Mr. Gary Newberry
     Ms. Shannon Buskirk

                                   Appendix 1

Extract from BG Group's 2004 20-F (additional information in respect of question 10)

14   ACQUISITION OF SUBSIDIARY UNDERTAKINGS

The acquisition of BG Canada Exploration and Production, Inc. (formerly El Paso Oil and Gas Canada, Inc.), which was completed for cash consideration on 24 March 2004, was accounted for under the acquisition method. Details of the acquisition balance sheet are as follows:


                                                                                Book   Fair value      Fair value
                                                                               value  revaluation  at acquisition
                                                                            (pound)m     (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------
Fixed assets
------------------------------------------------------------------------------------------------------------------
   Intangible assets(a)                                                            -           74              74
------------------------------------------------------------------------------------------------------------------
   Tangible assets                                                               214         (132)             82
------------------------------------------------------------------------------------------------------------------
Current assets
------------------------------------------------------------------------------------------------------------------
   Stocks                                                                          1            -               1
------------------------------------------------------------------------------------------------------------------
   Debtors: amounts falling due within one year                                   15            -              15
------------------------------------------------------------------------------------------------------------------
   Debtors: amounts falling due after more than one year                          22            3              25
------------------------------------------------------------------------------------------------------------------
   Cash at bank and in hand                                                       10            -              10
------------------------------------------------------------------------------------------------------------------
Creditors: amounts falling due within one year                                  (17)            -             (17)
------------------------------------------------------------------------------------------------------------------
Provisions for liabilities and charges                                           (1)            -              (1)
==================================================================================================================
Net assets                                                                       244          (55)            189
==================================================================================================================
Fair value of consideration                                                        -            -             189
==================================================================================================================

The adjustments relate primarily to the revaluation of exploration and production fixed assets to fair value.

The losses of BG Canada Exploration and Production, Inc., prior to the date of acquisition were as follows:


                                                                                         1 Jan to      Year ended
                                                                                      24 Mar 2004     31 Dec 2003
                                                                                         (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------
Loss after taxation                                                                            (2)            (43)
==================================================================================================================

If BG Canada Exploration and Production, Inc. had been acquired at the beginning of the year, it is estimated that BG Group's consolidated profit on ordinary activities before taxation would not have been materially different.

In addition, BG Group acquired Mauritania Holdings BV on 31 March 2004, Aventura Energy, Inc. on 5 May 2004 and other minor entities. All were for cash consideration, except for (pound)3m relating to Mauritania which was deferred consideration. These were accounted for under the acquisition method. Details of the combined balance sheets are as follows:

                                                                                Book   Fair value      Fair value
                                                                               value  revaluation  at acquisition
                                                                            (pound)m     (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------
Fixed assets
------------------------------------------------------------------------------------------------------------------
   Intangible assets(a)                                                           43          116             159
------------------------------------------------------------------------------------------------------------------
   Tangible assets                                                                26          (16)             10
------------------------------------------------------------------------------------------------------------------
Current assets
------------------------------------------------------------------------------------------------------------------
   Debtors: amounts falling due within one year                                    2            -               2
------------------------------------------------------------------------------------------------------------------
   Cash at bank and in hand                                                        2            -               2
------------------------------------------------------------------------------------------------------------------
Creditors: amounts falling due within one year                                    (1)           -              (1)
------------------------------------------------------------------------------------------------------------------
Provisions for liabilities and charges                                            (5)           4              (1)
==================================================================================================================
Net assets                                                                        67          104             171
==================================================================================================================
Fair value of consideration                                                        -            -             171
==================================================================================================================

The adjustments relate primarily to the revaluation of exploration and production fixed assets to fair value.

The losses of the combined entities prior to the date of acquisition were as follows:

                                                                                            Since      Year ended
                                                                                       1 Jan 2004     31 Dec 2003
                                                                                         (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------
Loss after taxation                                                                            (1)              -
==================================================================================================================

If the combined entities had been acquired at the beginning of the year, it is estimated that BG Group's consolidated profit on ordinary activities before taxation would not have been materially different.

(a) Intangible assets comprise expenditure on unproved gas and oil reserves.